Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

May 19, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn:	Marion Graham, Staff Attorney

Jeff Kauten, Staff Attorney

Re:	Movella Holdings Inc.

Registration Statement on Form S-1

Filed April 26, 2023

File No. 333-271458

Ladies and Gentlemen:

On behalf of Movella Holdings Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 9, 2023 (the “Comment Letter”), relating to the Registrant’s Registration Statement on Form S-1, filed on April 26, 2023 (the “Registration Statement”).

The Registrant is concurrently filing an amended Registration Statement (“Amendment No. 1”), which reflects changes made in response to the comments contained in the Comment Letter. A copy of Amendment No. 1 marked to show all changes from the Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

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U.S. Securities and Exchange Commission

May 19, 2023

Registration Statement on Form S-1

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling stockholders paid for such shares and warrants.

Response: The requested disclosure has been added on the cover page of the prospectus, as well as under “Background of the Offering,” “The Offering,” “Risk Factors – Risks Related to Being a Public Company – Sales of a substantial number of our shares of our common stock in the public market could cause the price of our shares of our common stock to fall,” and “Selling Stockholders,“ including on pages 11, 13, 52-53, and 167.

2.

Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The requested disclosure has been added on the cover page of the prospectus, as well as under “The Offering,” “Risk Factors – Risks Related to Financial, Tax and Accounting Matters – We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations,” “Use of Proceeds,” Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Financial Condition and Results of Operations,” and “Liquidity and Capital Resources,” including on pages 13, 14, 33, 59, 79, 102, and 105.

3.

We note the significant number of redemptions of your then-outstanding Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Response: The requested disclosure has been added on the cover page of the prospectus, as well as under “The Offering,” and “Risk Factors – Risks Related to Being a Public Company – The price of our common stock and our warrants may fluctuate significantly and you could lose all or part of your investment as a result and “ – Sales of a substantial number of our shares of our common stock in the public market could cause the price of our shares of our common stock to fall,” including on pages 14, 47, 51, 52, and 104.

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U.S. Securities and Exchange Commission

May 19, 2023

Risk Factors

Sales of a substantial number of our shares..., page 51

4.

Please discuss the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The requested disclosure has been added under “Risk Factors – Risks Related to Being a Public Company – Sales of a substantial number of our shares of our common stock in the public market could cause the price of our shares of our common stock to fall,” as well as on the cover page of the prospectus and under “The Offering” and “Liquidity and Capital Resources” and elsewhere in Amendment No. 1, including on pages 14, 33, 47, 51, 52, 54, and 104. A cross-reference to the risk factor has also been added on page 167 under “Selling Stockholders.” The Registrant also respectfully refers the Staff to its response to Comment #3 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Registrant respectfully submits that it has not experienced any significant changes in its anticipated post-business combination liquidity position since the closing of the business combination, notwithstanding the redemption level and disparity between the warrant exercise price and current trading price of the Registrant’s common stock, due in part to the additional financing secured as part of the business combination through the private placement and the VLN Facility. The Registrant respectfully acknowledges the Staff’s comment and has added disclosure regarding the effect of resales by the selling stockholders on the Registrant’s ability to raise additional capital and the Registrant’s liquidity position and to highlight the redemption level and the likelihood that the Registrant will not receive any proceeds from the exercise of the warrants. Such disclosure has been added on the cover page of the prospectus, as well as under “The Offering,” “Risk Factors – Risks Related to Financial, Tax and Accounting Matters – We may not be able to accurately predict our future capital needs, and we may not be able to

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U.S. Securities and Exchange Commission

May 19, 2023

obtain additional financing to fund our operations,” “Use of Proceeds,” Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Financial Condition and Results of Operations,” and “Liquidity and Capital Resources,” including on pages 14, 33, 59, 79, and 102-105. The Registrant also respectfully refers the Staff to its response to Comment #2.

General

6.

Revise your prospectus to disclose the price that each selling stockholder paid for the shares of common stock being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and warrants, and the price that the public stockholders acquired their shares and warrants. Disclose that while the other selling stockholders may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The requested disclosure with respect to the price paid by the selling stockholders for the shares of common stock being registered for resale has been added on the cover page of the prospectus as well as under “Background of the Offering,” “The Offering,” “Risk Factors – Risks Related to Being a Public Company – Sales of a substantial number of our shares of our common stock in the public market could cause the price of our shares of our common stock to fall,” and “Selling Stockholders,” including on pages 11, 13, 52-53, and 167. The Registrant also respectfully refers the Staff to its response to Comment #1. Additional disclosure regarding differences in the current trading price of the Registrant’s common stock, the prices at which the selling stockholders acquired their shares and warrants, and the price at which the public stockholders acquired their shares and warrants, as well as with respect to the potential profit the selling stockholders may earn based on the current trading price of the Registrant’s common stock, has been added under “Risk Factors – Risks Related to Being a Public Company – Sales of a substantial number of our shares of our common stock in the public market could cause the price of our shares of our common stock to fall” on pages 52-53. A reference to the price paid by the public stockholders in the Pathfinder initial public offering has also been added on the cover page of the prospectus. In addition, disclosure to the effect that while certain selling stockholders may experience a positive rate of return based on the current trading price of the Registrant’s common stock, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices paid by the holders and the current trading price of the Registrant’s common stock has also been added under “Risk Factors – Risks Related to Being a Public Company – Sales of a substantial number of our shares of our common stock in the public market could cause the price of our shares of our common stock to fall,” as well as under “The Offering” on pages 14 and 52.

*****

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U.S. Securities and Exchange Commission

May 19, 2023

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or Amendment No. 1, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Dennis Calderon

Allison Leopold Tilley

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